SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A (Amendment)

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Compass EMP Funds Trust

Address of Principal Business Office:

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

Registrant’s telephone number, including area code:

 (402) 895-1600

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐ No ☒

Item 1.    Exact name of registrant.

Compass EMP Funds Trust

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The registrant was formed on April 11, 2012 in the state of Delaware.

Item 3.    Form of organization of registration.

Statutory trust.

Item 4.    Classification of registrant.

Management company.

Item 5.    If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

The registrant is an “open-end” company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company.

The registrant is registering as a “non-diversified” company.

Item 6.    Name and address of each investment adviser of registrant.

Compass Efficient Model Portfolios, LLC

213 Overlook Circle, Suite A-1

Brentwood, TN 37027

Item 7.    If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The registrant’s officers and sole trustee are as follows:

James Phillip Ash, Sole Trustee, President and Treasurer

Eric Daniel Kane, Secretary

The address for each of the above persons  is c/o Gemini Fund Services, LLC, 450 Wireless Blvd., Hauppauge, New York 11788.

Item 8.    Not applicable.

Item 9.

(a)

State whether registrant is currently issuing and offering its securities directly to the public.

No.

(b)

Not applicable.

(c)

If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.

No.

(d) State whether registrant has any securities currently issued and outstanding.

No.

(e)

Not applicable

Item 10.

State the current value of registrant’s total assets.

As of April 19, 2012, the value of registrant’s total assets is $0.

Item 11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No.

Item 12.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the in the City of Hauppauge  in the State of New York on the 19th day of April, 2012.

Compass EMP Funds Trust

By:

/s/ James P. Ash

James P. Ash

Sole Trustee and President

Attest:

/s/ Eric Kane

Eric Kane

Secretary